Invesco Galaxy Bitcoin ETF

c/o Invesco Capital Management LLC

3500 Lacey Road, Suite 700

Downers Grove, IL 60505

January 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Galaxy Bitcoin ETF
Request for Acceleration of Effectiveness of Registration Statement on Form S-1,
Pre-Effective Amendment No. 6 Filed January 9, 2024 (File No. 333-255175)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Invesco Galaxy Bitcoin ETF (the “Trust”) and Invesco Capital Management LLC (the “Sponsor”) hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement becomes effective at 5:00 p.m. Eastern Time on January 10, 2024, or as soon thereafter as practicable.

In requesting such acceleration, the Trust and the Sponsor acknowledge that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust or the Sponsor from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement, and (iii) neither the Trust nor the Sponsor may assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust and the Sponsor hereby authorize Edward Baer of Ropes & Gray LLP to orally modify or withdraw this request for acceleration. We request that we be notified of the acceleration and effectiveness of the Registration Statement by a telephone call to Mr. Baer at (415) 315-6328.

Should members of the Staff have any questions or comments, please contact Ed Baer of Ropes & Gray LLP at (415) 315-6328 or edward.baer@ropesgray.com.

Very truly yours,

INVESCO GALAXY BITCOIN ETF

By:	Invesco Capital Management LLC, Sponsor of the Trust

By:	/s/ Adam Henkel
Name:	Adam Henkel
Title:	Secretary and Head of Legal, US ETFs

INVESCO CAPITAL MANAGEMENT LLC

By:	/s/ Adam Henkel
Name:	Adam Henkel
Title:	Secretary and Head of Legal, US ETFs

cc:	Brian Hartigan, Invesco Capital Management LLC
Will McAllister, Invesco Capital Management LLC
Michael Murphy, Invesco Capital Management LLC
Paulita Pike, Ropes & Gray LLP
Brian D. McCabe, Ropes & Gray LLP
Edward Baer, Ropes & Gray LLP